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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                              U.S. CAN CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                                06-1094196
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)

         900 Commerce Drive
         Oak Brook, Illinois                              60523
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(Address of Principal Executive Offices)                (Zip Code)
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
If this form relates to the registration      If this form relates to the registration
of a class of securities pursuant to          of a class of securities pursuant to
Section 12(b) of the Exchange Act and is      Section 12(g) of the Exchange Act and is
effective pursuant to General Instruction     effective pursuant to General Instruction
A.(c), please check the following box. [x]    A.(d), please check the following box. [ ]
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Securities Act registration statement file number to which this form relates:
Not applicable
                               ------------------
                                 if applicable)

    Title of Each Class                        Name of Each Exchange on Which
    to be so Registered                        Each Class is to be Registered
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Preferred Stock Purchase Rights                     New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                              ---------------------
                                (Title of Class)





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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         This Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A/A, dated June 30, 1997, filed by U.S. Can Corporation (the "Company").

         On October 19, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was payable on October 19,1995 (the "Record Date") to the stockholders of record on that date. Upon the occurrence of certain events, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $55 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Amended and Restated Rights Agreement"), dated as of October 19, 1995, between the Company and Harris Trust and Savings Bank, as rights agent (the "Rights Agent"), an Amendment No. 1 to Amended and
Restated Rights Agreement (the "First Rights Agreement Amendment"), dated as of June 1, 2000, between the Company and the Rights Agent, and an Amendment No. 2 to Amended and Restated Rights Agreement (the "Second Rights Agreement Amendment"), dated as of June 19, 2000, between the Company and the Rights Agent (collectively, the Amended and Restated Rights Agreement, the First Rights Agreement Amendment and the Second Rights Agreement Amendment are referred to herein as the "Rights Agreement.").

         Initially, with respect to any of the Common Share certificates outstanding as of the Record Date, the Rights will be evidenced by a Common Share certificate together with a copy of this Summary of Rights attached thereto and no separate Rights Certificates will be distributed. With respect to Common Share certificates issued after the Record Date, the Rights will be evidenced by a legend affixed to each such certificate incorporating the Rights Agreement by reference.

         The Rights are not exercisable and are not freely tradable separate from the Common Shares until the occurrence of a Distribution Date ("Distribution Date"). A Distribution Date occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares ("Acquiring Person") or (ii) 10 business days (or some later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in the beneficial ownership of 15% or more of the outstanding Common Shares or where Continuing Directors deem certain events have constituted an Adverse Change of Control (as herein more fully described).

         The Rights Agreement provides that, until the Distribution Date (or an earlier redemption or expiration of the Rights), the Rights will only be transferred with the Common Shares, however, the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without a legend or copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following a Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Such Rights are, however, null and void as to any Acquiring Person.

         The Rights will expire on October 19, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights, are subject to customary adjustments from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in such Purchase Price. The Company shall not be required to issue fractional Rights and in lieu thereof, an adjustment in cash will be made based on the current market value of the Rights.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which are void), will thereafter have the right to receive, upon exercise of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right, or in circumstances such as where the Right cannot be exercised for stock or the assets of the Company have been distributed, an amount of cash equal to the value of such Rights shall be paid. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") provided, however, if the authorization to redeem the Rights occurs on or after the date of a change in a majority of the Board of Directors of the Company as a result of proxy or consent solicitations and a person who was a participant in such solicitations has stated that such person (or any of its affiliates or associates) has taken, intends to take or may consider taking actions that would result in such person becoming an Acquiring Person (the existence of these circumstances being an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the Continuing Directors. "Continuing Director" means (i) any member of the Board of Directors of the Company who is not an Acquiring Person, (or a representative, affiliate or associate of an Acquiring Person), and was a member of the Board prior to the Record Date, or (ii) any person who subsequently becomes a member of the Board who is not an Acquiring Person (or a representative, affiliate or associate of an Acquiring Person), if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above regarding percentage ownership whereby any person or group of affiliated or associated persons becomes an Acquiring Person, provided, however, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Subject to specified limitations, (i) none of Pac Packaging Acquisition Corporation ("Pac"), certain members of management of the Company, Company directors Ricardo Poma and Francisco A. Soler, Salcorp Ltd., Katsura, S.A., Barcel Corporation, Scarsdale Company N.V., Inc., Windsor International Corporation, Atlas World Carriers S.A., The World Financial Corporation S.A., Lennoxville Investments, Inc., Empire Investments S.A., Citigroup Inc., Salomon Smith Barney Inc., Berkshire Partners LLC, and their respective spouses, associates, affiliates and subsidiaries (collectively, the "Exempted Persons), either individually, collectively or in any combination, shall be deemed to be an Acquiring Person and (ii) none of the Exempted Persons, either individually, collectively or in any combination, shall be deemed to be a beneficial owner of or to beneficially own any securities beneficially owned, directly or indirectly, by any other Exempted Person regardless of any agreements, arrangements or understandings among any Exempted Persons.

         The foregoing description of the Rights is qualified by reference to the Amended and Restated Rights Agreement (including as Exhibits thereto the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares), the First Rights Agreement Amendment and the Second Rights Agreement Amendment, each of which are incorporated herein by reference.

ITEM 2.  EXHIBITS

Exhibit No. Exhibit

   3.1 Restated Certificate of Incorporation of the Company from the State of Delaware (filed as Exhibit 4.3 to the Form S-3 Registration Statement of the company dated June 1, 1994 (No. 33-79556), and incorporated by reference herein).

   3.2 By-Laws of the Company (filed as Exhibit 4.1 to the Form S-8 Registration Statement of the Company dated March 23, 1994 (No. 33-76742), and incorporated by reference herein).

   4.1 Amended and Restated Rights Agreement, dated as of October 19, 1995, between the Company and Harris Trust and Savings Bank, which includes as exhibits the Form of Certificate of Designations as Exhibit A, the form of Rights Certificate as Exhibit B and
            Summary of Rights to Purchase Preferred Stock as Exhibit C
            (filed as Exhibit 4.1 to the Quarterly Report on Form 10-K of the Company for the quarter ended October 1, 1995, and incorporated by reference herein).

   4.2 Amendment No. 1 to Amended and Restated Rights Agreement, dated as of June 1, 2000, by and between the Company and Harris Trust and Savings Bank, as Rights Agent (filed as an exhibit to the Current Report on Form 8-K filed by the Company on June 15, 2000, and incorporated by reference herein).

   4.3 Amendment No. 2 to Amended and Restated Rights Agreement, dated as of June 19, 2000, by and between the Company and Harris Trust and Saving Bank, as Rights Agent.









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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         U.S. CAN CORPORATION




Date: June 30, 2000                   By: /s/ PAUL W. JONES
                                         -----------------------------------
                                              Paul W. Jones
                                              Chairman of the Board, President
                                              and Chief Executive Officer




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                                  EXHIBIT LIST
                                  ------------

Exhibit No.   Exhibit

   3.1 Restated Certificate of Incorporation of the Company from the State of Delaware (filed as Exhibit 4.3 to the Form S-3 Registration Statement of the company dated June 1, 1994 (No. 33-79556), and incorporated by reference herein).

   3.2 By-Laws of the Company (filed as Exhibit 4.1 to the Form S-8 Registration Statement of the Company dated March 23, 1994 (No. 33-76742), and incorporated by reference herein).

   4.1 Amended and Restated Rights Agreement, dated as of October 19, 1995, between the Company and Harris Trust and Savings Bank, which includes as exhibits the Form of Certificate of Designations as Exhibit A, the form of Rights Certificate as Exhibit B and
            Summary of Rights to Purchase Preferred Stock as Exhibit C
            (filed as Exhibit 4.1 to the Quarterly Report on Form 10-K of the Company for the quarter ended October 1, 1995, and incorporated by reference herein).

   4.2 Amendment No. 1 to Amended and Restated Rights Agreement, dated as of June 1, 2000, by and between the Company and Harris Trust and Savings Bank, as Rights Agent (filed as an exhibit to the Current Report on Form 8-K filed by the Company on June 15, 2000, and incorporated by reference herein).

   4.3 Amendment No. 2 to Amended and Restated Rights Agreement, dated as of June 19, 2000, by and between the Company and Harris Trust and Saving Bank, as Rights Agent.